# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Katapult Holdings, Inc., CIK 0001785424
CUSIP: 485859102
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 5360 Legacy Drive, Building 2, Plano, Texas (TX), 75024
Date of event which requires filing of this statement: 08/11/2026
Filed by CIK 0002150301
Persons authorized to receive notices and communications: William Allan Jones, 201 Keith St SW, Ste 80, Cleveland, Tennessee (TN), 37311, (423) 595-7000

## Reporting persons
- William Allan Jones (CIK 0002150301): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 18,502,578; sole dispositive power 0; shared dispositive power 18,502,578; aggregate amount beneficially owned 18,502,578 (21.8% of the class)
- Jones CapitalCorp, LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 17,860,847; sole dispositive power 0; shared dispositive power 17,860,847; aggregate amount beneficially owned 17,860,847 (21.1% of the class)
  Comment: Limited Liability Company
- The 1999 Janie P. Jones Family Trust: type of reporting person: other (OO); citizenship or place of organization: Tennessee (TN); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 641,731; sole dispositive power 0; shared dispositive power 641,731; aggregate amount beneficially owned 641,731 (0.8% of the class)
  Comment: Grantor Trust
- Janie P. Jones: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 17,860,847; sole dispositive power 0; shared dispositive power 17,860,847; aggregate amount beneficially owned 17,860,847 (21.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Katapult Holdings, Inc.
Address of issuer's principal executive offices: 5360 Legacy Drive, Building 2, Plano, Texas (TX), 75024

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed jointly by the following persons (collectively, the "Reporting Persons"), pursuant to their agreement to the joint filing of this Schedule 13D attached hereto as Exhibit 99.1:

(i) W. Allan Jones, an individual ("Mr. Jones");

(ii) Jones CapitalCorp, LLC, a Delaware limited liability company ("Jones CapitalCorp"); and

(iii) The 1999 Janie P. Jones Family Trust (the "Jones Family Trust");

(iv) Janie P. Jones, an individual ("Mrs. Jones" and, together with Mr. Jones, Jones CapitalCorp and the Jones Family Trust, the "Reporting Persons").
Residence or business address:
The address of the principal office of each of the Reporting Persons is:

201 Keith St SW, Ste 80
Cleveland, TN 37311
Present principal occupation or employment:
The present principal occupation or employment of Mr. Jones is President and Chief Executive Officer of Jones CapitalCorp.

Jones CapitalCorp is a Delaware limited liability company. The principal business of Jones CapitalCorp is asset management and investment. Mr. Jones serves as President of Jones CapitalCorp and is one of two members of Jones CapitalCorp (together with Janie Jones).

Mrs. Jones is not employed. Mrs. Jones is one of two members of Jones CapitalCorp (together with Mr. Jones).

The 1999 Janie P. Jones Family Trust is a trust organized under the laws of Tennessee. Mr. Jones serves as trustee of the Jones Family Trust.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Jones is a citizen of the United States. Mrs. Jones is a citizen of the United States. Jones CapitalCorp is a limited liability company organized under the laws of the State of Delaware. The 1999 Janie P. Jones Family Trust was formed under the laws of Tennessee.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The shares of Common Stock reported herein as beneficially owned by the Reporting Persons were acquired solely as a result of the consummation of the Mergers (as defined below in Item 4) pursuant to the Agreement and Plan of Merger, dated as of December 11, 2025, as amended by the First Amendment thereto, dated as of June 17, 2026 (as amended, the "Merger Agreement"), by and among the Issuer, KPLT Merger Sub 1, Inc. ("Merger Sub 1"), KPLT Merger Sub 2, LLC ("Merger Sub 2"), CCF Holdings LLC ("CCFI"), and Aaron's Intermediate Holdco, Inc. ("Aaron's").

Pursuant to the Merger Agreement, the equity interests in CCFI held by the Reporting Persons were converted into shares of Common Stock of the Issuer in an all-stock transaction. No cash consideration was paid or received by the Reporting Persons in connection with the Mergers. No funds were borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting the Common Stock reported herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Items 3 and 6 is incorporated by reference in its entirety into this Item 4.

On December 11, 2025, the Issuer entered into the Merger Agreement with Merger Sub 1, Merger Sub 2, CCFI, and Aaron's. Pursuant to the Merger Agreement, on August 11, 2026, (i) Merger Sub 1 merged with and into Aaron's, with Aaron's surviving as a wholly owned subsidiary of the Issuer (the "Aaron's Merger"), and (ii) Merger Sub 2 merged with and into CCFI, with CCFI surviving as a wholly owned subsidiary of the Issuer (the "CCFI Merger" and, together with the Aaron's Merger, the "Mergers").

The Mergers were effected as all-stock transactions. No cash consideration was paid. Pursuant to the Merger Agreement, each outstanding equity interest in CCFI (other than certain excluded interests) was converted into the right to receive shares of Common Stock of the Issuer based on the applicable exchange ratios set forth in the Merger Agreement. Similarly, each share of Aaron's common stock outstanding immediately prior to the effective time was converted into shares of Common Stock of the Issuer based on the applicable exchange ratio.

Mr. Jones serves as Observer to the Board of Directors. William Jones III, the son of W. Allan Jones, serves as a member of the Board of Directors of the Issuer, having been designated as a Class C director pursuant to the Stockholders Agreement described in Item 6. As a result, the Reporting Persons may have influence over the corporate activities of the Issuer, including activities that may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons may, from time to time and subject to the Lock-Up Agreements described in Item 6, acquire additional securities of the Issuer either in the open market or in privately negotiated transactions, or dispose of all or a portion of their holdings, depending upon the Reporting Persons' evaluation of the Issuer's business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals as of the date hereof that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in Items 3, 4 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose:
The following sets forth, as of August 11, 2026, the number of shares of Common Stock beneficially owned by each Reporting Person, and the number of shares as to which each Reporting Person has sole or shared power to vote or direct the vote or to dispose or direct the disposition:

W. Allan Jones

Mr. Jones is deemed to beneficially own an aggregate of 18,502,578 shares of Common Stock, representing approximately 21.8% of the 84,837,471 shares of Common Stock outstanding immediately following the consummation of the Mergers. Mr. Jones's beneficial ownership consists of:

(i) 17,860,847 shares of Common Stock held by Jones CapitalCorp LLC, as to which Mr. Jones has shared voting and dispositive power (shared with Mrs. Jones) as President and one of two members of Jones CapitalCorp; and

(ii) 641,731 shares of Common Stock held by The 1999 Janie P. Jones Family Trust, as to which Mr. Jones has shared voting and dispositive power as trustee.

Janie Jones

Mrs. Jones is deemed to beneficially own an aggregate of 17,860,847 shares of Common Stock, representing approximately 21.1% of the 84,837,471 shares of Common Stock expected to be outstanding immediately following the consummation of the Mergers. Mrs. Jones's beneficial ownership consists of 17,860,847 shares of Common Stock held by Jones CapitalCorp, as to which Mrs. Jones has shared voting and dispositive power (shared with Mr. Jones) as a 50% member of Jones CapitalCorp. Mrs. Jones does not have sole voting or dispositive power over any shares.

Jones CapitalCorp, LLC

Jones CapitalCorp beneficially owns 17,860,847 shares of Common Stock, representing approximately 21.1% of the outstanding shares of Common Stock. Jones CapitalCorp has sole voting power and sole dispositive power over all such shares. Prior to the Mergers, Jones CapitalCorp held CCFI Class D Preferred Units, which were converted into 17,860,847 shares of Common Stock pursuant to the Merger Agreement.

The 1999 Janie P. Jones Family Trust

The Jones Family Trust beneficially owns 641,731 shares of Common Stock, representing approximately 0.8% of the outstanding shares of Common Stock. Mr. Jones, as trustee of the Jones Family Trust, has shared voting power and shared dispositive power over all such shares. Prior to the Mergers, the Jones Family Trust held CCFI Class D Preferred Units, which were converted into 641,731 shares of Common Stock pursuant to the Merger Agreement.
Transactions in the class effected during the past sixty days: To the knowledge of the Reporting Persons, no transactions in the Common Stock were effected during the past sixty (60) days by any Reporting Person, other than the acquisition of shares of Common Stock as a result of the consummation of the Mergers as described herein.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons named herein is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock reported on this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Except as described below, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Merger Agreement

On December 11, 2025, the Issuer entered into the Merger Agreement with Merger Sub 1, Merger Sub 2, CCFI, and Aaron's, as amended by the First Amendment to the Merger Agreement dated June 17, 2026. The Merger Agreement governs the terms and conditions of the Mergers, including the conversion of CCFI equity interests into shares of Common Stock of the Issuer. Pursuant to the Merger Agreement, the CCFI Class D Preferred Units held by the Reporting Persons were converted into shares of Common Stock upon the consummation of the Mergers. A copy of the Merger Agreement (including the First Amendment thereto) is filed as an exhibit to this Schedule 13D and is incorporated herein by reference. The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text thereof.

Lock-Up Agreements

A copy of the applicable Lock-Up Agreement to which certain of the Reporting Persons are party is filed as an exhibit to this Statement and is incorporated herein by reference.

On December 11, 2025, in connection with the execution of the Merger Agreement, certain equityholders of CCFI, including Jones Capital and the Jones Family Trust, entered into Lock-Up Agreements (the "CCFI Lock-Ups") pursuant to which such equityholders agreed not to transfer shares of Common Stock received in the Mergers for specified periods following the Closing, subject to certain exceptions. The transfer restrictions release as follows: 50% of shares released at six (6) months post-Closing; 75% of shares released at nine (9) months post-Closing; and 100% of shares released at twelve (12) months post-Closing.

Stockholders Agreement

A copy of the Stockholders Agreement is filed as an exhibit to this Statement and is incorporated herein by reference.

On December 11, 2025, in connection with the execution of the Merger Agreement, certain parties entered into a Stockholders Agreement, as amended by the First Amendment thereto dated June 17, 2026 (the "Stockholders Agreement"), which governs the post-Merger composition of the Board and certain governance matters. Among other things, the Stockholders Agreement provides that, for a period of three (3) years following the Closing, any increase in the size of the Board above ten (10) directors requires the affirmative vote of at least 80% of the Board, including at least one "Jones Designee" (as defined therein).

Registration Rights Agreement

A copy of the Registration Rights Agreement is filed as an exhibit to this Statement and is incorporated herein by reference.

In connection with the Mergers, the Issuer entered into a Registration Rights Agreement (the "Registration Rights Agreement") pursuant to which the Issuer is required to file a resale registration statement within forty-five (45) days following the Closing covering the resale of the shares of Common Stock issued in the Mergers. The Registration Rights Agreement provides demand registration rights for certain holders designated as "Primary Holders" and piggyback registration rights for all holders party thereto.

The foregoing description of the agreements do not purport to be complete and are qualified in their entirety by reference to each such agreement which the Reporting Persons are party thereto, which are filed as exhibits to this Schedule 13D and are incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Joint Filing Agreement, dated August 17, among the Reporting Persons*
2. Agreement and Plan of Merger, dated as of December 11, 2025, by and among Katapult Holdings, Inc., KPLT Merger Sub 1, Inc., KPLT Merger Sub 2, LLC, CCF Holdings LLC, and Aaron's Intermediate Holdco, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed on December 15, 2025).
3. First Amendment to Agreement and Plan of Merger, dated as of June 17, 2026, by and among Katapult Holdings, Inc., KPLT Merger Sub 1, Inc., KPLT Merger Sub 2, LLC, CCF Holdings LLC, and Aaron's Intermediate Holdco, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed on June 18, 2026).
4. Form of Stockholders Agreement (incorporated by reference to Exhibit 10.3 of Katapult's Current Report on Form 8-K, filed with the Commission on December 15, 2025).
5. First Amendment to Stockholders Agreement, dated June 17, 2026 (filed as Exhibit 10.67 to Katapult's Registration Statement on Form S-4 (File No. 333-296909), filed with the Commission on June 18, 2026).
6. Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.6 of Katapult's Current Report on Form 8-K, filed with the Commission on December 15, 2025).
7. Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.1 of Katapult's Current Report on Form 8-K, filed with the Commission on December 15, 2025).
* Filed herewith.

## Signatures
- William Allan Jones: /s/ W. Allan Jones, W. Allan Jones (08/18/2026)
- Jones CapitalCorp, LLC: /s/ W. Allan Jones, W. Allan Jones, President (08/18/2026)
- The 1999 Janie P. Jones Family Trust: /s/ W. Allan Jones, W. Allan Jones, Trustee (08/18/2026)
- Janie P. Jones: /s/ Janie P. Jones, Janie P. Jones (08/18/2026)